JPMorgan Chase & Co.

August 2012

Pricing Supplement No. 654
Registration Statement No. 333-177923
Dated August 31, 2012
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due September 5, 2013

Based on the Performance of the Common Stock of Apple Inc.

Contingent Income Auto-Callable Securities do not guarantee the payment of interest or the repayment of principal. Instead, the securities offer the opportunity for investors to earn a contingent quarterly payment equal to 3.39% of the stated principal amount, but only with respect to each determination date on which the closing price of the underlying stock is greater than or equal to 80% of the initial stock price, which we refer to as the downside threshold level. In addition, if the closing price of the underlying stock is greater than or equal to the initial stock price on any determination date, the securities will be automatically redeemed or repaid at maturity, as applicable, for an amount per security equal to the stated principal amount and the contingent quarterly payment. However, the payment at maturity due on the securities will be either (i) the stated principal amount and any contingent quarterly payment or (ii) a number of shares of the underlying stock, or at our option the cash value thereof, that will be significantly less than the principal amount of the securities if the closing price of the underlying stock is below the downside threshold level on the final determination date. Moreover, if on any determination date the closing price of the underlying stock is less than the downside threshold level, you will not receive any contingent quarterly payment for that quarterly period. As a result, investors must be willing to accept the risk of not receiving any contingent quarterly payment and also the risk of receiving shares of the underlying stock, or the cash value thereof, that are worth significantly less than the stated principal amount of the securities and could be zero. **Accordingly, investors could lose their entire initial investment in the securities.** Investors will not participate in any appreciation of the underlying stock. The securities are unsecured and unsubordinated obligations of JPMorgan Chase & Co., issued as part of JPMorgan Chase & Co.'s Medium-Term Notes, Series E, program. **Any payment on the securities is subject to the credit risk of JPMorgan Chase & Co.**

FINAL TERMS			
Issuer:	JPMorgan Chase & Co.		
Underlying stock:	Common Stock of Apple Inc.		
Aggregate principal amount:	$65,541,160		
Stated principal amount:	$10 per security		
Issue price:	$10 per security (see "Commissions and Issue Price" below)		
Pricing date:	August 30, 2012		
Original issue date:	September 5, 2012 (3 business days after the pricing date)		
Maturity date:	September 5, 2013, subject to adjustments for certain market disruption events and as described under "Description of the Securities — Payment at Maturity" in the accompanying product supplement no. MS-4-I		
Early redemption:	If, on any of the first three determination dates, the closing price of the underlying stock is **greater than or equal to** the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.		
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.		
Contingent quarterly payment:	• If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.339 (3.39% of the stated principal amount) per security on the related contingent payment date. • If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.		
Determination dates:	November 30, 2012, February 28, 2013, May 30, 2013 and August 30, 2013, subject to postponement for non-trading days and certain market disruption events. We also refer to August 30, 2013 as the final determination date.		
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.		
Payment at maturity:	• If the final stock price is **greater than or equal to** the downside threshold level: • If the final stock price is **less than** the downside threshold level:	(i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date (i) a number of shares of the underlying stock equal to the exchange ratio as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date	
Exchange ratio:	0.01506, which is the stated principal amount *divided* by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock		
Downside threshold level:	$531.248, which is equal to 80% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock		
Initial stock price:	$664.06, which is the closing price of the underlying stock on the pricing date *divided* by the adjustment factor		
Final stock price:	The closing price of the underlying stock on the final determination date		
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock		
CUSIP/ISIN:	46637G322/US46637G3222		
Listing:	The securities will not be listed on any securities exchange.		
Agent:	JPMorgan Securities LLC ("JPMS")		
Commissions and issue price:	**Price to Public(1)**	**Fees and Commissions(2)**	**Proceeds to Issuer**
Per security	$10.00	$0.15	$9.85
Total	$65,541,160.00	$983,117.40	$64,558,042.60

(1) *The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-37 of the accompanying product supplement no. MS-4-I.*

(2) *JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See "Underwriting (Conflicts of Interest)" beginning on page PS-63 of the accompanying product supplement no. MS-4-I.*

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. MS-4-I and "Risk Factors" beginning on page 8 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see "Additional Information About the Securities" at the end of this document.

Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

Investment Summary

The Contingent Income Auto-Callable Securities due September 5, 2013 Based on the Performance of the Common Stock of Apple Inc., which we refer to as the securities, provide an opportunity for investors to earn a contingent quarterly payment, which is an amount equal to $0.339 (3.39% of the stated principal amount) per security, with respect to each quarterly determination date on which the closing price or the final stock price, as applicable, is greater than or equal to 80% of the initial stock price, which we refer to as the downside threshold level. The contingent quarterly payment, if any, will be payable quarterly on the relevant contingent payment date, which is the third business day after the related determination date. It is possible that the closing price of the underlying stock could remain below the downside threshold level for extended periods of time or even throughout the term of the securities so that you may receive little or no contingent quarterly payments.

If the closing price is greater than or equal to the initial stock price on any of the first three determination dates, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount *plus* the contingent quarterly payment with respect to the related determination date. If the securities have not previously been redeemed and the final stock price is greater than or equal to the downside threshold level, the payment at maturity will also be the sum of the stated principal amount and the contingent quarterly payment with respect to the final determination date. However, if the securities have not previously been redeemed and the final stock price is less than the downside threshold level, investors will be exposed to the decline in the closing price of the underlying stock, as compared to the initial stock price, on a 1 to 1 basis and investors will be entitled to receive (i) a number of shares of the underlying stock equal to the exchange ratio as of the final determination date or (ii) at our option, the cash value of such shares as of the final determination date. The value of such shares (or that cash) will be less than 80% of the stated principal amount of the securities and could be zero. Investors in the securities must be willing to accept the risk of losing their entire principal and also the risk of not receiving any contingent quarterly payment. In addition, investors will not participate in any appreciation of the underlying stock.

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

Key Investment Rationale

The securities offer investors an opportunity to earn a contingent quarterly payment equal to 3.39% of the stated principal amount with respect to each determination date on which the closing price or the final stock price, as applicable, is greater than or equal to 80% of the initial stock price, which we refer to as the downside threshold level. The securities may be redeemed prior to maturity for the stated principal amount per security *plus* the applicable contingent quarterly payment, and the payment at maturity will vary depending on the final stock price, as follows:

Scenario 1	**On any of the first three determination dates, the closing price is *greater than or equal to* the initial stock price.**
	▪ The securities will be automatically redeemed for (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.
	▪ Investors will not participate in any appreciation of the underlying stock from the initial stock price.
Scenario 2	**The securities are not automatically redeemed prior to maturity and the final stock price is *greater than or equal to* the downside threshold level.**
	▪ The payment due at maturity will be (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date.
	▪ Investors will not participate in any appreciation of the underlying stock from the initial stock price.
Scenario 3	**The securities are not automatically redeemed prior to maturity and the final stock price is *less than* the downside threshold level.**
	▪ The payment due at maturity will be (i) a number of shares of the underlying stock equal to the exchange ratio as of the final determination date, or (ii) at our option, the cash value of those shares as of the final determination date.
	▪ **Investors will lose some and may lose all of their principal in this scenario.**

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on (1) the closing price and (2) the final stock price.

Diagram #1: First Three Determination Dates


First 3 Determination Dates
Initial Stock Price
Compare the closing price of the underlying stock against the initial stock price and the downside threshold level until the final determination date or any earlier redemption.
The closing price **is greater than or equal to** the initial stock price
Automatic Early Redemption
You will receive (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date
The closing price **is less than** the initial stock price
No Automatic Early Redemption
The closing price is **greater than or equal to** the downside threshold level
You will receive the contingent quarterly payment. Proceed to the next determination date.
The closing price is **less than** the downside threshold level
No contingent quarterly payment. Proceed to the next determination date.

Diagram #2: Payment at Maturity if No Automatic Early Redemption Occurs


Determination Dates 1-3
The closing price is less than the initial stock price on each determination date.
Proceed to Maturity
Final Determination Date
The final stock price is **greater than or equal to** the downside threshold level
The final stock price is **less than** the downside threshold level
Payment at Maturity
(i) The stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date.
(i) A number of shares of the underlying stock equal to the exchange ratio or (ii) at our option, the cash value of those shares.
You will lose some or all of your principal in this scenario.

For more information about the payout upon an early redemption or at maturity in different hypothetical scenarios, see "Hypothetical Examples" starting on page 6.

Hypothetical Examples

The below examples are based on the following terms:

Hypothetical Initial Stock Price:	$660.00
Hypothetical Downside Threshold Level:	$528.00, which is 80% of the initial stock price
Hypothetical Exchange Ratio:	0.01515, which is the stated principal amount *divided* by the hypothetical initial stock price
Hypothetical Adjustment Factor:	1.0
Contingent Quarterly Payment:	$0.339 (3.390% of the stated principal amount) per security
Stated Principal Amount:	$10 per security

In Examples 1 and 2, the closing price of the underlying stock fluctuates over the term of the securities and the closing price of the underlying stock is greater than or equal to the hypothetical initial stock price of $660 on one of the first three determination dates. Because the closing price is greater than or equal to the initial stock price on one of the first three determination dates, the securities are automatically redeemed following the relevant determination date. In Examples 3 and 4, the closing price on the first three determination dates is less than the initial stock price, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

	Example 1			Example 2		
Determination Dates	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount*	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount
#1	$660.00	—*	$10.339	$561.00	$0.339	N/A
#2	N/A	N/A	N/A	$330.00	$0	N/A
#3	N/A	N/A	N/A	$792.00	—*	$10.339
Final Determination Date	N/A	N/A	N/A	N/A	N/A	N/A

* The Early Redemption Amount includes the unpaid contingent quarterly payment with respect to the determination date on which the closing price is greater than or equal to the initial stock price and the securities are redeemed as a result.

- In **Example 1**, the securities are automatically redeemed following the first determination date as the closing price on the first determination date is equal to the initial stock price. You receive the early redemption payment, calculated as follows:

    stated principal amount + contingent quarterly payment = $10 + $0.339 = $10.339

In this example, the early redemption feature limits the term of your investment to approximately 3 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will stop receiving contingent payments.

- In **Example 2**, the securities are automatically redeemed following the third determination date as the closing price on the third determination date is greater than the initial stock price. As the closing price on the first determination date is greater than the downside threshold level, you receive the contingent payment of $0.339 with respect to such determination date. Following the third determination date, you receive an early redemption amount of $10.339, which includes the contingent quarterly payment with respect to the third determination date.

In this example, the early redemption feature limits the term of your investment to approximately 9 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will stop receiving contingent payments. Further, although the underlying stock has appreciated by 20% from its initial stock price on the third determination date, you only receive $10.339 per security upon redemption and do not benefit from such appreciation. The total payments on the securities will amount to $10.678 per security.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

Determination Dates	Example 3			Example 4		
	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount	Hypothetical Closing Price	Contingent Quarterly Payment	Early Redemption Amount
#1	$429.00	$0	N/A	$396.00	$0	N/A
#2	$396.00	$0	N/A	$429.00	$0	N/A
#3	$330.00	$0	N/A	$396.00	$0	N/A
Final Determination Date	$396.00	$0	N/A	$528.00	—*	N/A
Payment at Maturity	$6.00			$10.339		

* The final contingent quarterly payment, if any, will be paid at maturity.

Examples 3 and 4 illustrate the payment at maturity per security based on the final stock price.

- In **Example 3**, the closing price of the underlying stock remains below the downside threshold level throughout the term of the securities. As a result, you do not receive any contingent payment during the term of the securities and, at maturity, you are fully exposed to the decline in the closing price of the underlying stock. As the final stock price is less than the downside threshold level, investors will receive a number of shares of the underlying stock equal to the exchange ratio or the cash value thereof, calculated as follows:

    the cash value of 0.01515 share of the underlying stock = $396.00 × 0.01515 = $6.00

In this example, the value of shares you receive at maturity is significantly less than the stated principal amount.

- In **Example 4**, the closing price of the underlying stock decreases to a final stock price of $528. Although the final stock price is less than the initial stock price, because the final stock price is still not less than the downside threshold level, you receive the stated principal amount plus a contingent quarterly payment with respect to the final determination date. Your payment at maturity is calculated as follows:

    $10 + $0.339 = $10.339

In this example, although the final stock price represents a 20.00% decline from the initial stock price, you receive the stated principal amount per security plus the contingent quarterly payment, equal to a total payment of $10.339 per security at maturity.

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. MS-4-I. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

- **The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.** The terms of the securities differ from those of ordinary debt securities in that the securities do not guarantee the payment of regular interest or the return of any of the principal amount at maturity. Instead, if the securities have not been automatically redeemed prior to maturity and if the final stock price is less than the downside threshold level, you will be exposed to the decline in the closing price of the underlying stock, as compared to the initial stock price, on a 1 to 1 basis and you will receive for each security that you hold at maturity a number of shares of the underlying stock equal to the exchange ratio (or, at our option, the cash value of such shares). The value of those shares (or that cash) on the final determination date will be less than 80% of the stated principal amount and could be zero.

- **The contingent quarterly payment is based solely on the closing prices on the specified determination dates.** Whether the contingent quarterly payment will be made with respect to a determination date will be based on the closing price on that determination date or the final stock price, as applicable. As a result, you will not know whether you will receive the contingent quarterly payment until the related determination date. Moreover, because the contingent quarterly payment is based solely on the closing price on a specific determination date or the final stock price, as applicable, if that closing price or final stock price is less than the downside threshold level, you will not receive any contingent quarterly payment with respect to that determination date, even if the closing price of the underlying stock was higher on other days during the term of the securities.

- **You will not receive any contingent quarterly payment for any quarterly period where the closing price on the relevant determination date is less than the downside threshold level.** A contingent quarterly payment will be made with respect to a quarterly period only if the closing price on the relevant determination date is greater than or equal to the downside threshold level. If the closing price remains below the downside threshold level on each determination date over the term of the securities, you will not receive any contingent quarterly payment.

- **The securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the market value of the securities. If we were to default on our payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the securities. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **Investors will not participate in any appreciation in the price of the underlying stock.** Investors will not participate in any appreciation in the price of the underlying stock from the initial stock price, and the return on the securities will be limited to the contingent quarterly payment that is paid with respect to each determination date on which the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level. It is possible that the closing price of the underlying stock could be below the downside threshold level on most or all of the determination dates so that you will receive little or no contingent quarterly payments. If you do not earn sufficient contingent quarterly payments over the term of the securities, the overall return on the securities may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

- **Early redemption risk.** The term of your investment in the securities may be limited to as short as approximately three months by the automatic early redemption feature of the securities. If the securities are redeemed prior to maturity, you will receive no more contingent quarterly payments and may be forced to invest in a lower interest rate environment and may not be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk.

- **Economic interests of the issuer, the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties,

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. The calculation agent has determined the initial stock price (subject to adjustments) and will determine the final stock price and whether the closing price of the underlying stock on any determination date is greater than or equal to the initial stock price or is below the downside threshold level. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, may affect the payout to you at maturity or whether the securities are redeemed early. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the securities and the value of the securities. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the securities declines. Please refer to "Risk Factors — Risks Relating to the Securities Generally" in the accompanying product supplement no. MS-4-I for additional information about these risks.

▪ **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the securities in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the estimated cost of hedging the issuer's obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

▪ **Market price of the securities is influenced by many unpredictable factors**. Several factors will influence the value of the securities in the secondary market and the price at which JPMS may be willing to purchase or sell the securities in the secondary market. Although we expect that generally the closing price of the underlying stock on any day will affect the value of the securities more than any other single factor, other factors that may influence the value of the securities include:

   o   the trading price and volatility (frequency and magnitude of changes in value) of the underlying stock,

   o   whether the closing price has been below the downside threshold level on any determination date,

   o   dividend rates on the underlying stock,

   o   interest and yield rates in the market,

   o   time remaining until the securities mature,

   o   geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying stock and which may affect the closing price of the underlying stock,

   o   the occurrence of certain events affecting the underlying stock that may or may not require an adjustment to the adjustment factor, and

   o   any actual or anticipated changes in our credit ratings or credit spreads.

The price of the underlying stock may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Historical Information" below. You may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

▪ **Investing in the securities is not equivalent to investing in the shares of Apple Inc.** Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

▪ **No affiliation with Apple Inc.** Apple Inc. is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the securities. We have not made any due diligence inquiry with respect to Apple Inc. in connection with this offering.

▪ **We may engage in business with or involving Apple Inc. without regard to your interests.** We or our affiliates may presently or from time to time engage in business with Apple Inc. without regard to your interests and thus may acquire non-public information about Apple Inc. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Apple Inc., which may or may not recommend that investors buy or hold the underlying stock.

▪ **The anti-dilution protection of the underlying stock is limited and may be discretionary.** The calculation agent will make adjustments to the adjustment factor and other adjustments for certain corporate events affecting the underlying stock. However, the calculation agent will not make an adjustment in response to all events that could

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

affect the underlying stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the securities in making these determinations.

■ **Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the securities.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the securities on or prior to the pricing date and prior to maturity could have adversely affected, and may continue to adversely affect the value of the underlying stock. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial stock price and, as a result, the downside threshold level, which is the price at or above which the underlying stock must close on each determination date in order for you to earn a contingent quarterly payment or, if the securities are not called prior to maturity, in order for you to avoid being exposed to the negative price performance of the underlying stock at maturity. Additionally, these hedging or trading activities during the term of the securities could potentially affect the price of the underlying stock on the determination dates and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the payout to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines.

■ **Secondary trading may be limited.** The securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. JPMS may act as a market maker for the securities, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which JPMS is willing to buy the securities. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

■ **The U.S. federal income tax consequences of an investment in the securities are uncertain.** There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the IRS regarding the securities. The IRS might not accept, and a court might not uphold, the treatment of the securities as prepaid forward contracts with associated contingent coupons, as described in "Additional Information About the Securities — Additional Provisions — Tax considerations" in this document and in "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-4-I. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities could be affected materially and adversely.

Although the U.S. federal income tax treatment of contingent payments (including any contingent payments paid in connection with an automatic early redemption or at maturity) is uncertain, in determining our reporting responsibilities we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat any contingent payments as ordinary income. In addition, although we believe it is reasonable to conclude that the contingent payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless that income is effectively connected with the holder's conduct of a trade or business in the United States.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-4-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the securities are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to securities held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities in light of your particular circumstances and the potential application of the proposed regulations discussed in the preceding paragraph.

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

Apple Inc.Overview

Apple designs, manufactures and markets mobile communication and media devices, personal computers and portable digital music players and sells a variety of related software, services, peripherals, networking products and third-party digital content and applications. The underlying stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information provided to or filed with the Securities and Exchange Commission by Apple Inc.pursuant to the Exchange Act can be located by reference to the Securities and Exchange Commission file number 000-10030 through the Securities and Exchange Commission's website at.www.sec.gov. In addition, information regarding Apple Inc.may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on August 30, 2012:

Bloomberg Ticker Symbol:	AAPL	**52 Week High (on 8/27/2012):**	$675.47
Current Share Price:	$664.06	**52 Week Low (on 11/25/2011):**	$363.50
52 Weeks Ago:	$389.99		

The table below sets forth the published high and low closing prices of, as well as dividends on, the underlying stock for each quarter in the period from January 1, 2009 through August 30, 2012. The closing price of the underlying stock on August 30, 2012 was $664.06. The associated graph shows the closing prices of the underlying stock for each day in the same period. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of the underlying stock has experienced significant fluctuations. The historical performance of the underlying stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the underlying stock at any time, including the determination dates.

Common Stock of Apple Inc. (ISIN US0378331005)	High ($)	Low ($)	Dividends ($)
2009			
First Quarter	$109.87	$78.20	–
Second Quarter	$144.67	$108.69	–
Third Quarter	$186.15	$135.40	–
Fourth Quarter	$211.64	$180.76	–
2010			
First Quarter	$235.83	$192.00	–
Second Quarter	$274.16	$235.86	–
Third Quarter	$292.46	$240.16	–
Fourth Quarter	$325.47	$278.64	–
2011			
First Quarter	$363.13	$326.72	–
Second Quarter	$353.10	$315.32	–
Third Quarter	$413.45	$343.23	–
Fourth Quarter	$422.24	$363.50	–
2012			
First Quarter	$617.62	$411.23	–
Second Quarter	$636.23	$530.12	–
Third Quarter (through August 30, 2012)	$632.35	$574.88	–

We make no representation as to the amount of dividends, if any, that Apple Inc. may pay in the future. In any event, as an investor in the securities, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Apple Inc.

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.



The Common Stock of Apple Inc. – Daily Closing Prices
January 2, 2007 to August 30, 2012

Source: Bloomberg

This document relates only to the securities offered hereby and does not relate to the underlying stock or other securities of Apple Inc. We have derived all disclosures contained in this document regarding Apple Inc. stock from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Apple Inc. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Apple Inc. is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying stock (and therefore the price of the underlying stock at the time we priced the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Apple Inc. could affect the value received at maturity with respect to the securities and therefore the trading prices of the securities.

Neither the issuer nor any of its affiliates makes any representation to you as to the performance of the underlying stock.

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

Additional Information About the Securities

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions	
Record date:	The record date for each contingent payment date is the date one business day prior to that contingent payment date.
No fractional shares:	At maturity, if our payment is to be made in shares of the underlying stock, we will deliver the number of shares of the underlying stock due with respect to the securities, as described above, but we will pay cash in lieu of delivering any fractional share of the underlying stock in an amount equal to the corresponding fractional closing price of such fraction of a share of the underlying stock, as determined by the calculation agent as of the final determination date.
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled final determination date is not a trading day or if a market disruption event occurs on that day so that the final determination date is postponed and falls less than three business days prior to the scheduled maturity date, the maturity date of the securities will be postponed to the third business day following that final determination date as postponed.
Minimum ticketing size:	100 securities
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Tax considerations:	You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-4-I. In determining our reporting responsibilities we intend to treat (i) the securities for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent payments as ordinary income, as described in the section entitled "Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons" in the accompanying product supplement no. MS-4-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.
	The U.S. federal income tax treatment of contingent payments is uncertain, and although we believe it is reasonable to conclude that contingent payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your securities is effectively connected with your conduct of a trade or business in the United States.
	Non-U.S. Holders - Additional Tax Consideration
	Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the securities are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to securities held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.
	If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities in light of your particular circumstances and the potential application of the proposed regulations discussed in the preceding paragraph.

JPMORGAN CHASE & CO.

Contingent Income Auto-Callable Securities due September 5, 2013
Based on the Performance of the Common Stock of Apple Inc.

Use of proceeds and hedging:	The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities. For further information on our use of proceeds and hedging, see "Use of Proceeds and Hedging" in the accompanying product supplement no. MS-4-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-4-I
Supplemental plan of distribution:	Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-37 of the accompanying product supplement no. MS-4-I.
Validity of the Securities:	In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the securities offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the securities and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).
Where you can find more information:	You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these securities are a part, and the more detailed information contained in product supplement no. MS-4-I dated December 27, 2011. This document, together with the documents listed below, contains the terms of the securities, supplements the preliminary terms related hereto dated August 16, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-4-I, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • **Product supplement no. MS-4-I dated December 27, 2011:** http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf • **Prospectus supplement dated November 14, 2011:** http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf • **Prospectus dated November 14, 2011:** http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf Our Central Index Key, or CIK, on the SEC website is 19617. As used in this document, the "Company," "we," "us," and "our" refer to JPMorgan Chase & Co.